Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Cash Store Financial Services Inc.

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2 Date of Material Change

September 19, 2013

Item 3 News Release

The press release in the form of Schedule A attached hereto was disseminated on September 19, 2013 via CNW News Service.

Item 4 Summary of Material Change

Legal action commenced against The Cash Store Financial Services Inc. and its affiliates by Assistive Financial Corp.

5.1 Full Description of Material Change

See Schedule A attached.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

Not Applicable

Item 8 Executive Officer

Gordon Reykdal, Chief Executive Officer, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Item 9 Date of Report

September 23, 2013

Schedule A

News Release

September 19, 2013

Legal Action Commenced Against The Cash Store Financial Services Inc.

EDMONTON, September 19, 2013 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) (TSX:CSF; NYSE:CSFS) today announced that Assistive Financial Corp. (“Assistive”) has commenced an action in the Court of Queens’s Bench of Alberta against Cash Store Financial and certain of its officers and affiliates, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. (the “Affiliates”), seeking repayment of certain funds advanced for the Affiliates by Assistive. The claim seeks, among other things, damages equivalent to $110,000,000, together with interest thereon at the rate of 17.5% per year.

Cash Store Financial believes the action is wholly without merit and intends to vigorously defend itself. The Company maintains that it is not in default of any contractual obligations to Assistive and that this development is not expected to materially impact the financial position or results of operations of Cash Store Financial.

Assistive is a privately-held third-party lender that provides advances to the Company’s customers. Following written notification from Assistive on September 3, 2013, Cash Store Financial suspended brokering advances to consumers on behalf of Assistive. Cash Store Financial has continued to broker payday loans and lines of credit on behalf of its other third-party lenders. As of September 3, 2013, Assistive had made available less than 2% of total consumer funding provided by all of the Company’s third-party lenders.

The Company will provide further updates to this matter as material developments occur.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial” and “Instaloans”. Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or

Craig Warnock, CFO, at 780-732-5683

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information”. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading “Risk Factors” in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.